UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Hani Ramadan

Waha AC Coöperatief U.A.

Teleportboulevard 140

Amsterdam

The Netherlands

+971 2 667 7343

Hani Ramadan

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 667 7343

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

May 14, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	NAME OF REPORTING PERSONS Waha AC Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,846,611
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,846,611
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,846,611
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14.	TYPE OF REPORTING PERSON OO

*	Based on (1) the 113,786,190 Ordinary Shares that the Issuer reported in its Report on Form 6-K filed on May 6, 2014, were issued and outstanding at March 31, 2014, and (2) the issuance of an additional 97,560,976 Ordinary Shares, as reported by the Issuer in its Report on Form 6-K filed on May 14, 2014.

CUSIP No. N00985106

1.	NAME OF REPORTING PERSONS Waha Capital PJSC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,846,611
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,846,611
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,846,611
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14.	TYPE OF REPORTING PERSON CO

*	Based on (1) the 113,786,190 Ordinary Shares that the Issuer reported in its Report on Form 6-K filed on May 6, 2014, were issued and outstanding at March 31, 2014, and (2) the issuance of an additional 97,560,976 Ordinary Shares, as reported by the Issuer in its Report on Form 6-K filed on May 14, 2014.

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”) (the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. The purpose of this Amendment No. 2 is to report a reduction in the Reporting Persons’ percentage beneficial ownership of Ordinary Shares caused solely by an increase in the number of Ordinary Shares outstanding.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented by the following information:

The Reporting Persons are the beneficial owners of 29,846,611 Ordinary Shares of the Issuer. That number of shares represents 14.1% of the aggregate of 211,347,166 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on (i) the 113,786,190 Ordinary Shares that the Issuer reported in its Report on Form 6-K filed on May 6, 2014, were issued and outstanding at March 31, 2014, and (ii) the issuance of an additional 97,560,976 Ordinary Shares, as reported by the Issuer in its Report on Form 6-K filed on May 14, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name:	Hani Ramadan
Title:	Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney